SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                 Under the Securities Exchange Act of 1934

                           CORECOMM HOLDCO, INC.
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                  ----------------------------------------
                       (Title of Class of Securities)

                                 21869T102
                               (CUSIP Number)

                               Thomas Gravina
                           CoreComm Holdco, Inc.
                      110 East 59th Street, 26th Floor
                          New York, New York 10022
                               (212) 906-8485
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                July 1, 2002
                    -----------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

                             Page 1 of 6 Pages


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CUSIP No. 21869T102                                   Page  2   of  6  Pages
          ---------                                       -----    ---
                                    13D
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Thomas Gravina
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
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3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania
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       NUMBER OF         7      SOLE VOTING POWER
         SHARES                 3,262,764
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         8      SHARED VOTING POWER
          EACH                  None
       REPORTING         -------------------------------------------------------
         PERSON          9      SOLE DISPOSITIVE POWER
          WITH                  3,262,764
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,591,714(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.8%(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Includes options to purchase 328,950 shares of common Stock which are currently exercisable.

(2) Based upon 30,000,054 shares of Common Stock issued and outstanding, as reported by the Company in amendment no. 2 to its registration statement on Form S-4, filed with the Securities and Exchange Commission on May 15, 2002, plus the options to purchase 328,950 shares of common stock that are currently exercisable and held by the Reporting Person.

Item 1.  Security and Issuer.
         -------------------

                  This statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of CoreComm Holdco, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 50 Monument Road, Bala Cynwyd, Pennsylvania, 19004 and 110 East 59th Street, 26th Floor, New York, New York, 10022.

Item 2.  Identity and Background.
         -----------------------

          (a)  Thomas Gravina.

          (b) c/o CoreComm Holdco, Inc., 110 East 59th Street, 26th Floor, New York, New York 10022.

          (c) President and Chief Executive Officer of the Company and CoreComm Limited, a Delaware corporation ("Limited").

          (d)  None.

          (e)  None.

          (f)  United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  Prior to December 2001, the Reporting Person held Senior Unsecured Notes due September 29, 2003 (the "Notes") of Limited and shares of Series B Senior Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Series B Preferred" and together with the Notes, the "Securities"), of Limited. Pursuant to an Exchange Agreement, dated December 14, 2001, by and among the Company, Limited and each of the security holders party thereto, the Reporting Person exchanged the Securities for 1,080,000 shares of Common Stock. Also in December 2002 the Reporting Person received 7,588 shares of Common Stock under agreements entered into to induce a holder of 6% Convertible Subordinated Notes due 2006 of Limited to sell the notes. On April 12, 2002 the Board of Directors of the Company declared a 3-for-1 stock dividend with respect to shares of Common Stock. Pursuant to an employment arrangement between the Reporting Person and the Company, the Reporting Person received options to purchase 967,500 shares of Common Stock, 34% of which are currently exercisable.

Item 4.  Purpose of Transaction.
         ----------------------

                  None.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) The Reporting Person beneficially owns 3,591,714 shares of Common Stock, which includes currently exercisable options to purchase 328,950 shares of Common Stock. The 3,591,714 shares of Common Stock beneficially owned by the Reporting Person constitute 11.8% of the issued and outstanding Common Stock. This calculation is based upon 30,000,054 shares of Common Stock issued and outstanding, as reported by the Company in amendment no. 2 to its registration statement on Form S-4, filed with the Securities and Exchange Commission on May 15, 2002, plus the options to purchase 328,950 shares of common stock that are currently exercisable and held by the Reporting Person.

          (b) The Reporting Person has the sole power to vote and to dispose of 3,262,764 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

          (c)  Other than the transactions described in Item 4 of this
               Schedule 13D, there were no transactions by the Reporting Person during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         --------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

                  Options to acquire 328,950 shares of Common Stock previously granted by the Company to the Reporting Person became exercisable on January 1, 2002. Options to acquire an additional 319,275 shares of Common Stock previously granted by the Company to the Reporting Person will become exercisable on each of January 1, 2003 and January 1, 2004. Under the rules of the Securities and Exchange Commission, securities are deemed to be beneficially owned if a person has the right to acquire such securities within 60 days.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1      Summary of Principal Terms of Employment Arrangements
               with Thomas J. Gravina and Michael A. Peterson (incorporated by reference to Exhibit 10.18 to CoreComm Holdco, Inc.'s amendment no. 1 to registration statement on Form S-4, file no. 333-82400).
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                                 SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  July 11, 2002


                                                   /s/ Thomas Gravina
                                                  ------------------------------
                                                  Thomas Gravina
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                               EXHIBIT INDEX

Exhibit
-------

      1 Summary of Principal Terms of Employment Arrangements with Thomas J. Gravina and Michael A. Peterson (incorporated by reference to Exhibit 10.18 to CoreComm Holdco, Inc.'s amendment no. 1 to registration statement on Form S-4, file no. 333-82400).